UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

ANGELES INCOME PROPERTIES 6, LP

(Name of issuer)

Limited Partnership Units

(Title of class of securities)

None

(CUSIP number)

John Bezzant Executive Vice President Apartment Investment and Management Company 4582 South Ulster Street, Suite 1100 Denver, Colorado 80237 (303) 757-8101

(Name, address and telephone number of person authorized to receive notices and communications)

January 23, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Not Applicable	Page 2 of 12 Pages

(1)	Names of reporting persons AIMCO Properties, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 100 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 100 Units
(11)	Aggregate amount beneficially owned by each reporting person 100 Units
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. Not Applicable	Page 3 of 12 Pages

(1)	Names of reporting persons AIMCO-GP, INC.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 100 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 100 Units
(11)	Aggregate amount beneficially owned by each reporting person 100 Units
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. Not Applicable	Page 4 of 12 Pages

(1)	Names of reporting persons APARTMENT INVESTMENT AND MANAGEMENT COMPANY
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 100 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 100 Units
(11)	Aggregate amount beneficially owned by each reporting person 100 Units
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. Not Applicable	Page 5 of 12 Pages

(1)	Names of reporting persons AIMCO IPLP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0 Units
(11)	Aggregate amount beneficially owned by each reporting person 0 Units
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. Not Applicable	Page 6 of 12 Pages

(1)	Names of reporting persons AIMCO/IPT, INC.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0 Units
(11)	Aggregate amount beneficially owned by each reporting person 0 Units
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. Not Applicable	Page 7 of 12 Pages

(1)	Names of reporting persons COOPER RIVER PROPERTIES, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0 Units
(11)	Aggregate amount beneficially owned by each reporting person 0 Units
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. Not Applicable	Page 8 of 12 Pages

Introductory Note

This Amendment No. 24 (this “Amendment”) is filed with respect to the issuer, Angeles Income Properties 6, LP, a Delaware limited partnership (the “Delaware Partnership”), successor by merger to Angeles Income Properties, Ltd. 6, a California limited partnership (the “California Partnership”), by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc. (“AIMCO GP”), Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P. (“AIMCO IPLP”), AIMCO/IPT, INC. (“AIMCO/IPT”) and Cooper River Properties, L.L.C. (“Cooper River” and, together with AIMCO Properties, AIMCO GP, AIMCO, AIMCO IPLP and AIMCO/IPT, the “Reporting Persons”). This Amendment No. 24 amends and supplements the statement on Schedule 13D, as amended and supplemented to date (the “Schedule 13D”), previously filed with the Securities and Exchange Commission with respect to the California Partnership by the Reporting Persons or certain of their affiliates.

The Schedule 13D is amended to make the following changes to Items 4 and 5:

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following information:

Merger Agreement

On November 15, 2011, the California Partnership entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with the Delaware Partnership, AIMCO Properties and AIMCO AIP 6 Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Merger Agreement provides for (i) the merger of the California Partnership with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity (the “First Merger”), and (ii) after the First Merger, the merger of the Merger Subsidiary with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity (the “Second Merger”).

First Merger

Completion of the First Merger was subject to approval by a majority in interest of the limited partnership interests of the California Partnership. Immediately prior to consummation of the First Merger, AIMCO Properties and its affiliates owned 27,739 of the 47,280 issued and outstanding units of limited partnership interest (the “Units”) in the California Partnership (or approximately 58.67% of the number of units outstanding).

On January 23, 2012, AIMCO Properties and its affiliates took action by written consent to approve the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment (as defined below). AIMCO Properties and its affiliates voted all of their Units of limited partnership interest in the California Partnership in favor of the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment. As a result, the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment, were approved by a total of 27,739 Units in the California Partnership, or approximately 58.67% of the number of Units outstanding.

SCHEDULE 13D

CUSIP No. Not Applicable	Page 9 of 12 Pages

In the First Merger, each Unit of limited partnership interest in the California Partnership was converted into an identical unit of limited partnership interest in the Delaware Partnership, and each general partnership interest in the California Partnership held by a general partner was converted into an equivalent general partnership interest in the Delaware Partnership. All interests in the Delaware Partnership outstanding immediately prior to the First Merger were cancelled in the First Merger. The voting and other rights of the limited partners provided for in the Agreement of Limited Partnership of the California Partnership, dated June 1, 1987, and as further amended to date (the “Partnership Agreement”), were not changed as a result of the First Merger.

Upon completion of the First Merger, the certificate of limited partnership of the Delaware Partnership (the “Certificate of Limited Partnership”) became the certificate of limited partnership of the first surviving entity.

In connection with the First Merger, the partnership agreement of the California Partnership was adopted as the partnership agreement of the surviving entity, as modified by the Amendment to Agreement of Limited Partnership, dated as of January 23, 2012 by and among Angeles Realty Corporation II, a California corporation and the managing general partner of the California Partnership, and the each of the limited partners of the California Partnership (the “Amendment”). Pursuant to the Amendment: (i) references in the Partnership Agreement to the laws, statutes or regulations of the state of California, including the California Uniform Limited Partnership Act, were amended to refer to the laws statutes or regulations of the state of Delaware, including the Delaware Revised Uniform Limited Partnership Act; (ii) a description of the First Merger was added; and (iii) the name of the partnership was changed to “Angeles Income Properties 6, LP.”

Second Merger

Completion of the Second Merger was subject to approval by a majority in interest of the limited partnership interests of the Delaware Partnership. Immediately prior to the consummation of the Second Merger, AIMCO Properties and its affiliates owned 27,739 of the 47,280 issued and outstanding Units in the Delaware Partnership (or approximately 58.67% of the number of Units outstanding).

Immediately following consummation of the First Merger, on January 23, 2012, AIMCO Properties and its affiliates took action by written consent to approve the Merger Agreement and the transactions contemplated thereby, including the Second Merger. AIMCO Properties and its affiliates voted all of their Units of limited partnership interest in the Delaware Partnership in favor of the Merger Agreement and the transactions contemplated thereby, including the Second Merger. As a result, the Merger Agreement and the transactions contemplated thereby, including the Second Merger, were approved by a total of 27,739 Units in the Delaware Partnership, or approximately 58.67% of the number of Units outstanding.

SCHEDULE 13D

CUSIP No. Not Applicable	Page 10 of 12 Pages

In the Second Merger, each Unit in the Delaware Partnership outstanding immediately prior to the Second Merger and held by limited partners (other than Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the limited partner, either (i) $268.04 in cash (the “Cash Consideration”) or (ii) 11.65 partnership common units of AIMCO Properties. Limited partners who are residents of the State of California, or who fail to make an election, will receive only the Cash Consideration.

AIMCO Properties’ interest in the Merger Subsidiary was converted into 100 units of limited partnership interest in the Delaware Partnership, and AIMCO Properties became the sole limited partner of the Delaware Partnership. Each general partnership interest in the Delaware Partnership outstanding immediately prior to the consummation of the Second Merger remained outstanding and unchanged after the Second Merger.

Upon completion of the Second Merger (i) the Certificate of Limited Partnership became the certificate of limited partnership of the surviving entity, and (ii) the Partnership Agreement, as modified by the Amendment, remained unchanged and became the partnership agreement of the surviving entity.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated July 26, 2011, by and among AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc. and Cooper River Properties, L.L.C. (incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Amendment No. 21 to Schedule 13D filed on July 27, 2011).

Exhibit 7.2	Certificate of Limited Partnership of Angeles Income Properties 6, LP, dated as of July 26, 2011 (incorporated by reference to Exhibit 3.1 to Angeles Income Properties 6, LP’s Current Report on Form 8-K, dated January 23, 2012).

Exhibit 7.3	Amendment to Agreement of Limited Partnership of Angeles Income Properties, Ltd. 6, dated January 23, 2012 (incorporated by reference to Exhibit 3.2 to Angeles Income Properties 6, LP’s Current Report on Form 8-K, dated January 23, 2012).

SCHEDULE 13D

CUSIP No. Not Applicable	Page 11 of 12 Pages

Exhibit 7.4	Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2011, by and among Angeles Income Properties, Ltd. 6, AIMCO Properties, L.P., AIMCO AIP 6 Merger Sub LLC and Angeles Income Properties 6, LP (incorporated by reference to Exhibit 10.1 to Angeles Income Properties, Ltd. 6’s Current Report on Form 8-K, dated November 15, 2011).

SCHEDULE 13D

CUSIP No. Not Applicable	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2012

AIMCO PROPERTIES, L.P.

By:		AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:		AIMCO/IPT, INC.
(General Partner)

AIMCO/IPT INC.

COOPER RIVER PROPERTIES, L.L.C.

By:		AIMCO IPLP, L.P.
(Member)

	By:	AIMCO/IPT, INC.
(General Partner)

By:		/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Authorized Signatory

[Signature Page to Schedule 13D/A at Consummation of Transaction]